

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Via E-mail
Mr. Shawn K. Poe, Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston County, Suite 400
Cary, NC 27513

> **Re: Ply Gem Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 13, 2015**
> **Form 10-Q for the quarter ended April 4, 2015**
> **Filed May 7, 2015**
> **File No. 1-35930**

Dear Mr. Poe:

We have reviewed your June 23, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

Form 10-Q for the period ended April 4, 2015

Consolidated Financial Statements

10. Income Taxes, page 26

1.   We read and appreciate the additional information you provided in your response to the comment in our letter dated June 10, 2015. Based on the material impact that the expense you recorded related to the Tax Receivable Agreement had on your results, we believe you should expand your disclosures in future filings to provide a more comprehensive discussion of the factors you considered in determining the expense you recorded, similar to some of the information you provided in your response.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3609 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief